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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Super Vision International, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

868042 10 2 (CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 pages

CUSIP No. 868042 10 2	13 G

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Brett M. Kingstone

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 838,651 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 838,651 8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 838,651

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 28.73%

12.	Type of Reporting Person (See Instructions): IN

Page 2 of 4 pages

Item 1.

(a) Name of Issuer:

Super Vision International, Inc.

(b) Address of Issuer’s Principal Executive Offices:

8210 Presidents Drive

Orlando, Florida 32809

Item 2.

(a) Name of Person Filing:

Brett M. Kingstone

(b) Address of Principal Business Office or, if none, Residence:

8210 Presidents Drive

Orlando, Florida 32809

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

Class A Common Stock, $.001 par value

(e) CUSIP Number:

868042 10 2

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

(a) Amount beneficially owned:.

838,651 shares includes (i) 483,264 shares of Class A Common Stock issuable, on a one-for-one basis, upon conversion of Class B Common Stock owned by the Kingstone Family Limited Partnership II (“Kingstone Family LP”), of which Mr. Kingstone controls and is the general partner, (ii) currently exercisable warrants to purchase 289,187 shares of Class A Common Stock owned by the Kingstone Family LP, (iii) 2,200 shares of Class A Common Stock owned by the Kingstone Family LP, and (iv) currently exercisable options to purchase 64,000 shares of Class A Common Stock owned by Mr. Kingstone. Each share of Class B Common Stock is entitled to five votes per share.

(b) Percent of class:

28.73%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

838,651

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

838,651

Page 3 of 4 pages

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ ..

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2003

By:	/s/ Brett M. Kingstone
Name:	Brett M. Kingstone

Page 4 of 4 pages